Investor Relations

Holcim

Hagenholzstrasse 85
8050 Zürich

Telefon +41 58 858 87 87
[redacted]ax +41 58 858 80 09

RECEIVED
2006 APR 26 A 8:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

06012842

SUPPL

Fax

To:	**File N° 82-4093**
Company:	Securities and Exchange Commission, Washington D.C. 20549
Fax number:	+1 202 772 92 07
From:	Beate Fuchs beate.fuchs@holcim.com
Date:	April 24, 2006 / BFU
Total pages:	4
Subject:	Media Release: **Holcim Ltd plans capital increase with subscription rights in the amount of approximately CHF 1.7 billion**

File N° 82-4093

PROCESSED
APR 26 2006
THOMSON
FINANCIAL

Please find enclosed the above mentioned media release.

With best regards,

B. Fuchs

Beate Fuchs

dlw 4/26

Dieser Fax ist vertraulich und nur für den oben erwähnten Adressaten bestimmt. Falls Sie diesen Fax fälschlicherweise erhalten haben, rufen Sie uns bitte an.

Corporate Communications

Holcim

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland

Tel. +41 58 858 87 10
Fax +41 58 858 87 19

File N° 82-4093

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN AND THE EUROPEAN ECONOMIC AREA

Media Release

Holcim Ltd plans capital increase with subscription rights in the amount of approximately CHF 1.7 billion

21 April 2006 – The Board of Directors of Holcim Ltd proposes that the annual general meeting of 12 May 2006 approves an ordinary capital increase with allotment of subscription rights to existing shareholders. By this transaction, the company aims at an inflow of funds of approximately CHF 1.7 billion. The share capital shall be increased from CHF 459,851,036 by CHF 41,804,638 to CHF 501,655,674 by the issuance of 20,902,319 fully paid registered shares with a par value of CHF 2. The new shares will be entitled to dividends as from 1 January 2006; they will be subscribed by a banking syndicate led by UBS AG and are expected to be offered to existing shareholders for subscription as from 16 May 2006. 11 existing shares entitle their holder to acquire one new registered share. The issue price set by Holcim and the banking syndicate is CHF 83 per new share and may be increased depending on market circumstances. The final issue price will be announced prior to the annual general meeting on 12 May 2006. The subscription rights are tradable. The new shares are expected to commence trading on virt-x on 24 May 2006. The underwriting agreement with UBS AG is subject to ordinary market conditions.

Holcim has grown significantly in the past years and has taken a great leap forward by investments with a value of more than CHF 5 billion. A first milestone was the takeover of Aggregate Industries – a significant integrated company offering aggregates, ready-mix concrete and asphalt in the United Kingdom and the United States of America. A further cornerstone was the alliance in India. Together with its strategic partner Gujarat Ambuja Cements (GACL), Holcim successfully launched a tender offer to the shareholders of Ambuja Cement Eastern (ACEL) and The Associated Cement Companies (ACC), one of India's largest cement groups. This alliance opened Holcim the access to a dynamic and rapidly growing market. In addition, Holcim managed to increase its minority participation in Cemento de El Salvador into a majority.

Due to its strong balance sheet and a successful business development in the Group, Holcim could finance these acquisitions by debt and internal cash flows, and could maintain its solid credit rating.

In the current year, Holcim wants to seize further investment opportunities that ensure long-term internal and external growth of the Group.

File N° 82-4093

Therefore, in January 2006, Holcim has considerably strengthened the strategic partnership with GACL by acquiring 14.8 percent of this company from the founder families and largest shareholders. Holcim further launched a mandatory public tender offer for up to 20 percent additional shares. Taken together with its participations in ACEL and ACC, the investment in GACL allows Holcim to secure access to a total cement capacity of 34 million tonnes on the Indian subcontinent; an additional 4 million tonnes are expected to come into operation in the next 18 months.

Holcim will further increase its minority participation in Huaxin Cement in China to a majority. This investment allows the company to increase its capacity to 36 million tonnes by the end of 2007.

Holcim is further in the process of increasing its capacity in Romania (new kiln line in Campulung), the United States of America (new 4 million tonnes cement plant in Ste. Genevieve on the Mississippi) and Morocco (new plant Settat close to Casablanca).

Finally, Holcim plans to continue the dual product strategy by making targeted investments in rapidly growing emerging cement markets and benefiting from growth potential in the aggregate segment.

This value-based growth strategy must be supported by a solid balance sheet. At the same time, Holcim would like to maintain its solid credit rating even if interest rates increase.

Timetable for the capital increase

21 April 2006	♦ Publication of invitation to the annual general meeting.
12 May 2006	♦ Anticipated final announcement of the subscription price for new Holcim registered shares.
12 May 2006	♦ **Ordinary annual general meeting.** ♦ Media release on decisions taken by the annual general meeting.
15 May 2006	♦ Anticipated cut-off date for entitlement to dividend and subscription right.
16 May 2006	♦ Anticipated dividend payment date. ♦ Anticipated start of trading in subscription rights. ♦ Anticipated start of subscription period.
22 May 2006	♦ Anticipated end of trading in subscription rights.
23 May 2006	♦ 12:00 noon CET: anticipated end of the subscription period. ♦ Subscription rights which have not been exercised by this time will lapse without compensation.
24 May 2006	♦ Anticipated first day of trading in the new shares.
30 May 2006	♦ Anticipated delivery of the new shares.

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Holcim is one of the world's leading suppliers of cement and aggregates (crushed stone, sand and gravel) as well as downstream activities such as ready-mix concrete and asphalt including services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Tel. +41 58 858 87 10
Investor Relations: Tel. +41 58 858 87 87

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Internet: www.holcim.com

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File N° 82-4093

THESE MATERIALS ARE NOT FOR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES. THEY ARE NOT AN OFFER OF SECURITIES FOR SALE INTO THE UNITED STATES.

THE SHARES AND RIGHTS MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS THEY ARE REGISTERED OR EXEMPT FROM REGISTRATION. THERE WILL BE NO PUBLIC OFFER OF SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA AND JAPAN.THIS DOCUMENT IS BEING DISTRIBUTED ONLY TO, AND IS DIRECTED AT (A) PERSONS WHO ARE OUTSIDE THE UNITED KINGDOM OR (B) INVESTMENT PROFESSIONALS FALLING WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (THE "**ORDER**") OR (C) HIGH NET WORTH ENTITIES, AND OTHER PERSONS TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED, FALLING WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "**RELEVANT PERSONS**"). THE SECURITIES TO WHICH THIS DOCUMENT RELATES ARE AVAILABLE ONLY TO, AND ANY INVITATION, OFFER OR AGREEMENT TO SUBSCRIBE, PURCHASE OR OTHERWISE ACQUIRE SUCH SECURITIES WILL BE AVAILABLE ONLY TO OR WILL BE ENGAGED IN ONLY WITH, RELEVANT PERSONS. ANY PERSON WHO IS NOT A RELEVANT PERSON SHOULD NOT ACT OR RELY ON THIS DOCUMENT OR ANY OF ITS CONTENTS.

In Member States of the European Economic Area ("**EEA**") that as the date of this announcement have implemented the Prospectus Directive (each a "**Relevant Member State**"), this announcement and any offer if made subsequently is directed only at persons who are "qualified investors" within the meaning of Article 2(1)(e) of Directive 2003/71/EC (the "**Prospectus Directive**") ("**Qualified Investors**"). Any person in a Relevant Member State who acquires the securities in any offer or to whom any offer of the securities is made will be deemed to have represented and agreed that it is a Qualified Investor and that in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than Qualified Investors; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than Qualified Investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Stabilisation/FSA